[ChiquitaFyffes Limited Letterhead]

July 24, 2014

VIA EDGAR SUBMISSION

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	ChiquitaFyffes Limited
Registration Statement on Form S-4
Filed April 29, 2014
File No. 333-195564

Dear Mr. Field:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, ChiquitaFyffes Limited (the “Registrant”) respectfully requests that the effective date of its Registration Statement on Form S-4 (File No. 333-195564) be accelerated by the Securities and Exchange Commission (the “Commission”) to July 25, 2014 at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Donald Field
Division of Corporation Finance
Securities and Exchange Commission

July 24, 2014

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to John Nelson at Skadden, Arps, Slate, Meagher & Flom LLP, at (312) 407-0607 and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ James E. Thompson
James E. Thompson
Secretary

cc:	Brian W. Kocher
Principal Executive Officer
ChiquitaFyffes Limited

David J. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP